                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               ITC/\DeltaCom, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   45031T 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

             Campbell B. Lanier, III, c/o ITC Holding Company, Inc.
                  3300 20th Avenue, Valley, Alabama 36854-0020
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                October 29, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                  SCHEDULE 13D


----------------------                                                                    -----------------------------
CUSIP No. 45031T 10 4                                                                     Page   2   of    4     Pages
          -----------                                                                          -----    --------
----------------------                                                                    -----------------------------
-----------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          Campbell B. Lanier, III
          c/o ITC Holding Company, Inc.
          3300 20th Avenue
          Valley, Alabama  36854-0020

--------- -------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                 (a) |_|
                                                                                                                            (b) |_|
          N/A

--------- -------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
          N/A

--------- -------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                                                                    |_|

--------- -------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America

--------- -------------------------------------------------------------------------------------------------------------------------
                             7      SOLE VOTING POWER
                                    887,918
         NUMBER OF          ------ ------------------------------------------------------------------------------------------------
          SHARES             8      SHARED VOTING POWER
       BENEFICIALLY                 13,485
         OWNED BY
           EACH             ------ ------------------------------------------------------------------------------------------------
         REPORTING           9      SOLE DISPOSITIVE POWER
          PERSON                    887,918
           WITH             ------ ------------------------------------------------------------------------------------------------
                             10     SHARED DISPOSITIVE POWER
                                    13,485
--------- -------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          901,403

--------- -------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                                |_|


--------- -------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          2.0%

--------- -------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------- -------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
 ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------------------                              ---------------------------
CUSIP No. 45031T 10 4                               Page   3   of   4   Pages
          -----------                                    -----     ----
----------------------                              ---------------------------


     This statement amends the Schedule 13D filed by Campbell B. Lanier, III (the "Reporting Person") with the Securities and Exchange Commission on November 12, 1997, as amended by Amendment No. 1 to the Schedule 13D filed with the Commission on January 4, 1999 and Amendment No. 2 to the Schedule 13D filed with the Commission on October 17, 2000, relating to the Common Stock, par value $.01 per share (the "Common Stock"), of ITC/\DeltaCom, Inc., a Delaware corporation (the "Company").

Item 5.  Interest in Securities of the Issuer

     Item 5 is hereby amended by adding the following supplemental information:

     On October 17, 2002, the U.S. Bankruptcy Court for the District of Delaware confirmed the Company's First Amended Plan of Reorganization under Chapter 11 of the Bankruptcy Code, as Further Revised, dated October 15, 2002 (the "Plan"), filed by the Company with the Bankruptcy Court. The Plan became effective on October 29, 2002 (the "Effective Date") and resulted in each share of the then-outstanding Common Stock (the "Old Common Stock") being cancelled. As a result, the shares of Old Common Stock previously reported as beneficially owned by the Reporting Person have been cancelled.

     Under the Plan, each holder of the Company's Old Common Stock received ..0057 shares of a new class of common stock in the reorganized Company (the "New Common Stock") for each share of Old Common Stock held by such holder immediately prior to the Effective Date. Also in connection with the Plan, the Reporting Person purchased (i) shares of a new class of 8% Series A Convertible Redeemable Preferred Stock (the "Series A Stock") and (ii) warrants to purchase New Common Stock in the reorganized Company. The Series A Stock is convertible into shares of New Common Stock. The Reporting Person also received additional shares of New Common Stock in consideration of this commitment. As a result of the above transactions, the Reporting Person beneficially owns approximately 901,403 shares of New Common Stock, which is less than 5% of the issued and outstanding New Common Stock as of October 29, 2002. Accordingly, the Reporting Person ceased to be the beneficial owner of more than 5% of the Common Stock on October 29, 2002, the effective date of the Plan.

----------------------                              ---------------------------
CUSIP No. 45031T 10 4                               Page   4   of   4   Pages
          -----------                                    -----     ----
----------------------                              ---------------------------

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

Date: October 31, 2002



/s/ Campbell B. Lanier, III
------------------------------------
By: Campbell B. Lanier, III